

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2022

James Todd
Chief Financial Officer
Landstar System, Inc.
13410 Sutton Park Drive South
Jacksonville, FL 32224

   Re: Landstar System, Inc.
     Form 10-K for Fiscal Year Ended December 25, 2021
     Filed February 18, 2022
     File No. 000-21238

Dear James Todd:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation